Exhibit 12

UNITED TECHNOLOGIES CORPORATION AND SUBSIDIARIES

Statement Re: Computation of Ratios

(Millions of Dollars)

	Year Ended December 31,
	2003	2002	2001	2000	1999
Fixed Charges:
Interest expense	$375	$381	$426	$382	$260
Interest capitalized	10	16	22	18	15
One-third of rents*	87	71	68	65	65

	$472	$468	$516	$465	$340

Earnings:
Income from continuing operations before income taxes and minority interests	$3,470	$3,276	$2,807	$2,758	$1,257

Fixed charges per above	472	468	516	465	340
Less: interest capitalized	(10)	(16)	(22)	(18)	(15)

	462	452	494	447	325

Amortization of interest capitalized	4	4	18	21	25

Total Earnings	$3,936	$3,732	$3,319	$3,226	$1,607

Ratio of Earnings to Fixed Charges	8.34	7.97	6.43	6.94	4.73

*	Reasonable approximation of the interest factor.